[LAN LETTERHEAD]

February 6, 2006

VIA EDGAR AND U.S. MAIL

Ms. Cecilia D. Blye

Chief

Office of Global Security Risk

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W., Mail Stop 5546

Washington, D.C. 20549-5546, USA

Re:	Lan Airlines S.A.
Form 20-F for the Fiscal Year Ended December 31, 2004
Filed June 30, 2005
File No. 001-14728

Dear Ms. Blye:

We are writing in response to your letter dated December 14, 2005 setting out two comments on our above-referenced annual report on Form 20-F. For ease of reference, we have repeated the Staff’s comments in italicized text prior to our responses.

Comment

1.

We note from page 20 that your network includes destinations in Cuba. We also note that your website provides information for an office and call center in Cuba. In light of the fact that Cuba is identified as a state sponsor of terrorism by the U.S. State Department and subject to economic sanctions administered by the U.S. Treasury Department Officer of Foreign Assets Control, please address the materiality of any operations in, and contacts with, Cuba, such as flights to and from Cuba, Cuban offices and transactions or arrangements with Cuban entities and nationals. Discuss whether such operations, transactions, arrangements and other contacts constitute a material investment risk for your security holders.

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Response to Comment

As described in more detail below, Lan does not consider its operations, transactions, arrangements and other contacts with Cuba as constituting a material investment risk for its security holders, notwithstanding the fact that Cuba has been identified by the U.S. State Department as a state sponsor of terrorism and is subject to economic sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control. We have considered both quantitative and qualitative factors in reaching this conclusion.

Quantitative Considerations

For the year of 2004 and the eleven-month period of January – November 2005, Lan’s revenues from its operations to and from Cuba were approximately US$10 million and US$11 million, respectively, which in each year represented less than 0.5% of its total revenues. Lan has no assets or employees in Cuba and its operations in Cuba are carried out using third-party ground services.

Lan’s operations in Cuba currently consist of one weekly flight between Santiago, Chile and Cancun, Mexico with a stopover in La Havana, Cuba. A second weekly flight has occasionally been scheduled during the periods of high demand. To provide the Staff with a sense of scale, as of December 31, 2005 Lan operated flights to 68 destinations and flew approximately 2,575 frequencies per week.

Lan has no commercial offices in Cuba and ticket sales are made in Cuba by an independent general sales agent. The phone number and office address in Cuba listed on Lan’s website correspond to this sales agent.

Non-Quantitative Considerations

On the basis of non-quantitative factors, including principally the impact of our activities in Cuba on share value and reputation, Lan does not believe that such activities pose a material investment risk for our security holders. Lan does not believe that investors in the shares of a non-U.S. company headquartered in Santiago, Chile primarily focused on Latin American air transportation would be taken aback to find that Lan has limited service to Cuba, particularly since Lan identifies its Cuban presence on its website and in its annual report on Form 20-F. Lan has no reason to conclude that its existing shareholders or potential new investors, taken as a whole, consider its involvement in Cuba as a factor that negatively affects its reputation or share value. Lan respectfully submits that having business activity in Cuba is not uncommon among its peer Latin American competitors in its field of business, and very likely so represents the norm rather than the exception for that group. In addition, Lan’s operations to and from Cuba are in accordance with all applicable governmental authorizations and permits.

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In summary, notwithstanding that Cuba has been identified as a state sponsor of terrorism by the U.S. Department of State and is subject to economic sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control, Lan does not believe that its activities in Cuba constitute a material investment risk for its security holders, taking both quantitative and non-quantitative factors into account.

Comment

2.

In preparing your response please address materiality in quantitative terms, including the approximate dollar amount of revenues and assets associated with Cuban flights and other Cuban contacts. Your response should also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Among factors that you may deem relevant to your materiality analysis, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pensions fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism. We also note that Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba.

Response to Comment

Lan respectfully directs the Staff to the above response to its first comment, which contains a discussion of the materiality in quantitative and qualitative terms of its operations, transactions, arrangements and other contacts in Cuba.

* * *

In accordance with your request, Lan acknowledges that:

•	Lan is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Lan may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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I hope that Lan’s responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further assistance, please do not hesitate to contact Andres Bianchi at 011-562-565-3944 (andres.bianchi@lan.com) or Ignacio Bunster at 011-562-565-3953 (ignacio.bunster@lan.com).

Sincerely,

/s/ Alejandro de la Fuente G.

Alejandro de la Fuente G.

Chief Financial Officer

LAN Airlines S.A.

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